Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces July cash distribution

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for July 2007

    CALGARY, July 18 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its July 2007 cash distribution will be CDN$0.34 per trust unit payable on August 15, 2007 to unitholders of record on July 31, 2007. The ex-distribution date is July 27, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.33 per unit
(before deduction of any applicable Canadian withholding tax), using a current
U.S./Canadian exchange ratio of 0.96. Registered unitholders with U.S.
addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 11:51e 18-JUL-07